

October 7, 2011

<u>Via e-mail</u>
Liz Lewzey
Vice President, Planning and Reporting
Pinafore Holdings B.V.
Fred. Roeskestraat 123
Amsterdam
The Netherlands

      Re: **Pinafore Holdings B.V.**
              Amendment No. 3 to Registration Statement on Form F-4
              Filed October 3, 2011
              File No. 333-175137

Dear Ms. Lewzey:

      We have reviewed your responses to the comments in our letter dated September 23, 2011 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment one and reissue in part. Please revise throughout your prospectus where you state that you believe that you hold the number one position and that you are the leading North American manufacturer of certain products to clearly state that there are no publicly available sources supporting your beliefs.

Exhibit 5.9

2. We note your response to our prior comment ten and reissue in part. Please have counsel revise and refile exhibit 5.9 to remove the following language: "this opinion letter is addressed to you at your explicit request and may only be relied upon by you in connection with the transactions to which the Third Supplemental Indenture relates."

Exhibit 5.15

3. We note your response to our prior comment nine; however, please have counsel revise to delete the last part of section 4(m) that reads as follows: "and whether under the Dutch Insolvency Act (Faillissementswet), the Council Regulation (EC) no. 1346/2000 of 29 May 2000 on Insolvency Procedures or any similar provisions in other jurisdictions or otherwise."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via e-mail):   Rachel Sheridan, Esq.
                        Latham & Watkins LLP